Exhibit 99.3

Guardforce AI Reports Interim Financial Results for the First Half of 2023, and Provides Business Update

Announces agreement to convert $15.91 million of debt and accrued interest into ordinary shares at $5.40 per share; expected to significantly enhance the balance sheet

NEW YORK, NY / October 2, 2023 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security provider specializing in secured logistics, Artificial Intelligence (AI) and Robot-as-a-Service (“RaaS”), today provided a business update and announced interim financial results for the six months ended June 30, 2023 (“1H 2023”).

Additionally, the Company announced that it has entered into an agreement expected to enhance its balance sheet by converting $13.4 million of debt and $2.5 million of accrued and unpaid interest in exchange for 2,947,150 restricted ordinary shares at $5.40 per share on September 28, 2023. The conversion price represents an approximately 29% premium to the closing price of the prior day.

Lei (Olivia) Wang, Chairwoman and Chief Executive Officer of Guardforce AI, stated, “We are pleased to report that revenue increased 8.7% to $18.4 million for the first half of 2023. Although we saw a decrease in our robotics AI solutions revenue due to the lasting effects of the Covid-19 pandemic in the first half of 2023, we remain extremely confident in the outlook for our robotics AI solutions. As we receive ongoing feedback from our clients, we are customizing our robots by implementing AI and value-added applications. We have approximately 1,800 robots in use by our clients in the market, and we have a better understanding of our clients’ demands and requirements. By integrating open-source AI models into our next-level solutions, we are confident that the implementation of AI increases the service efficiency and lowers the cost for our clients.

“During the first half of the year, we secured two long-term contracts with pre-existing clients for our secured logistics and cash handling services in Thailand. This past month, we secured a two-year contract with a pre-existing client for our end-to-end cash management solutions in Thailand. Furthermore, following our business strategy of diversifying our client base, in the past 6 months, half of our top 15 clients have shifted from banks to retail and chain stores, which are our main target clients in the AI and robotics sector.

“In the robotics AI business sector, we see a continued demand for robots that have the latest AI technology. We now have a clearer go-to-market strategy and business model for the robotics and AI implementations. Towards that end, we recently partnered with leading security provider, Concorde Security Pte Ltd (“Concorde”), to co-launch a new robotic security solution in Singapore. By combining Concorde’s security solutions with our robotic AI automation, we’re further enhancing our security offerings to our clients. In the hospitality industry, we have partnered with Blue Pin (HK) and launched the Smart AI Hotel solution, which allows customers to use our concierge robots to make bookings online, check-in, and check-out. We were also awarded an advertising contract for our innovative Artificial Intelligence of Things (AIoT) Robot Advertising (RA) in Macau. Our AIoT RA model enables advertisers to publish advertisements on Guardforce AI’s robots and make more informed marketing decisions with data feedback from the Guardforce AI Intelligent Cloud Platform (GFAI ICP). We will continue to enhance and develop our robotic solutions with innovative AI technology for the hospitality and security industries and look forward to partnering with other companies within these markets to further accelerate growth.

“Lastly, we strengthened our balance sheet by raising net proceeds of approximately $23 million gross proceeds in the first half of 2023. We plan to further enhance our balance sheet by converting $13.4 million of debt and $2.5 million of accrued interest in exchange for ordinary shares at a conversion price of $5.40 per share, which is more than a 29% premium to the previous closing price of our stock on September 28, 2023. The lender has been our long-term strategic partner and has been supportive of our business development. Given that the conversion price is at a premium to market, we believe this transaction is in the best long-term interests of the Company and our shareholders. We also believe this transaction illustrates the lender’s confidence in our business outlook. Overall, we are now in a much stronger financial position, significantly improving our balance sheet, and having built a highly scalable business model that we believe will drive significant value for shareholders.”

Financial Overview

Net revenue increased by $1.47 million or 8.7%, to $18.4 million for 1H 2023, compared to $16.9 million for 1H 2022. This increase was primarily due to our Cash-In-Transit business, demand for our Guardforce Digital Machine and revenue increase from Beijing Wanjia Security System Co., Ltd which we acquired in June 2022. Gross profit increased to $2.5 million for 1H 2023 compared to $1.9 million for the same period last year, and gross margin increased from 11.5% for the six months ended June 30, 2022, to 13.4% for the six months ended June 30, 2023, primarily due to cost control initiatives and higher profit margin from our robotics AI solution business.

For the 1H 2023, total selling, distribution, and administrative (SG&A) expenses increased slightly by 0.05% to $6.98 million compared to $6.97 million for the six months ended June 30, 2022. Our business model includes free trials to collect product feedback for new feature development, and advertising models require a certain amount of robot deployments in place. As a result, the Company recognized an impairment loss on robots’ assets in accordance with IFRS accounting principles. Operating loss was $11.9 million for 1H 2023, compared to $5.5 million for 1H 2022, which included an approximate $4.7 million provision and impairment of inventory and fixed assets, as well as a $1.3 million of impairment on goodwill. Adjusted net loss (non-IFRS) was $2.40 million compared with $3.04 million in 2022. As of June 30, 2023, and December 31, 2022, the Company had approximately $26.0 million and $8.2 million of cash and cash equivalents and restricted cash, respectively.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ: GFAI, GFAIW) is a global security solutions provider, building on its legacy secured logistic business, while expanding to integrated AI and Robot-as-a-Service (RaaS) business. With more than 40 years of professional experience and a strong customer foundation, Guardforce AI is developing RaaS solutions that improve operational efficiency, quickly establishing its presence in the Asia Pacific region, while expanding globally. For more information, visit Twitter: @Guardforceai

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

(tables follow)

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenue	$18,413,292	$16,942,522
Cost of sales	(15,939,067)	(14,998,727)
Gross profit	2,474,225	1,943,795

Stock based compensation	-	(252,095)
Provision for and write off of withholding tax receivable	(561,277)	(263,340)
Provision for expected credit loss on trade and other receivables	(870,408)	-
Provision for obsolete inventories	(3,090,283)	-
Impairment loss on fixed assets	(1,591,766)	-
Impairment of goodwill	(1,263,040)	-
Selling, distribution and administrative expenses	(6,981,660)	(6,977,996)
Operating loss	(11,884,209)	(5,549,636)

Other income, net	77,765	46,859
Foreign exchange losses, net	(583,661)	(745,759)
Finance costs	(584,897)	(410,861)
Loss before income tax	(12,975,002)	(6,659,397)

Provision for income tax (expense) benefit	(874,431)	320,183
Net loss for the period	(13,849,433)	(6,339,214)
Less: net loss attributable to non-controlling interests	30,214	32,392
Net loss attributable to equity holders of the Company	$(13,819,219)	$(6,306,822)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company	$(4.35)	$(7.16)

Weighted average number of shares used in computation:
Basic and diluted	3,174,282	880,618

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$24,738,377	$6,930,639
Restricted cash	17,059	-
Trade receivables	5,127,998	5,400,186
Other receivables	-	817,564
Other current assets	2,380,718	1,743,008
Withholding tax receivable, net	536,974	757,024
Inventories	1,636,245	5,105,770
Amounts due from related parties	7,716,503	14,508,873
Total current assets	42,153,874	35,263,064

Non-current assets:
Restricted cash	1,274,956	1,300,005
Property, plant and equipment	6,018,408	8,066,761
Right-of-use assets	3,323,870	4,171,409
Intangible assets, net	6,954,467	5,793,143
Goodwill	1,416,405	2,679,445
Withholding tax receivable, net	1,921,073	1,934,072
Deferred tax assets, net	634,619	1,511,753
Other non-current assets	397,030	447,322
Total non-current assets	21,940,828	25,903,910
Total assets	$64,094,702	$61,166,974

Liabilities and Equity
Current liabilities:
Trade and other payables	$3,065,838	$2,633,995
Borrowings	3,509,709	3,181,616
Borrowing from a related party	1,666,846	3,148,500
Current portion of operating lease liabilities	1,645,233	1,774,192
Current portion of finance lease liabilities, net	200,383	398,136
Other current liabilities	2,837,287	2,477,369
Amounts due to related parties	3,703,038	3,868,691
Convertible note payables	606,786	1,730,267
Total current liabilities	17,235,120	19,212,766

Non-current liabilities:
Borrowings	13,727,574	13,899,818
Operating lease liabilities	1,686,803	2,340,075
Borrowings from related parties	1,437,303	1,455,649
Finance lease liabilities	229,747	233,550
Other non-current liabilities	-	43,200
Provision for employee benefits	4,775,062	4,849,614
Total non-current liabilities	21,856,489	22,821,906
Total liabilities	39,091,609	42,034,672

Equity
Ordinary shares – par value $0.12 authorized 300,000,000 shares, issued and outstanding 6,883,223 shares at June 30, 2023; par value $0.12 authorized 7,500,000 shares, issued and outstanding 1,618,977 shares at December 31, 2022	826,022	194,313
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	65,150,407	46,231,302
Legal reserve	223,500	223,500
Warrants reserve	251,036	251,036
Accumulated deficit	(42,588,233)	(28,769,014)
Accumulated other comprehensive income	1,281,904	1,112,494
Capital & reserves attributable to equity holders of the Company	25,094,636	19,193,631
Non-controlling interests	(91,543)	(61,329)
Total equity	25,003,093	19,132,302
Total liabilities and equity	$64,094,702	$61,166,974

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statement of Cash Flows

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(13,849,433)	$(6,339,214)
Adjustments for:
Depreciation and Amortization of fixed and intangible assets	2,619,001	2,697,378
Stock-based compensation	-	252,095
Provision for and write off of withholding tax receivable	561,277	263,340
Provision for expected credit loss on trade and other receivables	869,519	-
Provision for obsolete inventories	3,090,282	-
Impairment loss on fixed assets	1,591,766	-
Impairment on goodwill	1,263,040	-
Finance costs	584,897	506,818
Loss from fixed assets disposal	41,965	24,530
Changes in operating assets and liabilities:
Decrease (Increase) in trade and other receivables	157,279	(205,716)
Increase in other assets	(719,595)	(968,103)
Decrease (Increase) in inventories	296,824	(5,521,429)
Decrease (Increase) in amounts due from/to related parties	639,807	(6,111,443)
Decrease (Increase) in deferred tax assets	874,431	(325,083)
Increase in Trade and other payables and other current liabilities	1,285,317	1,265,752
(Decrease) Increase in withholding tax receivable	(374,013)	663,095
Increase (Decrease) in provision for employee benefits	20,774	(29,812)
Net cash used in operating activities	(1,046,862)	(13,827,792)

Cash flows from investing activities
Acquisition of property, plant and equipment	(829,231)	(2,309,334)
Proceeds from sale of property, plant and equipment	-	4,120
Acquisition of intangible assets	(217,077)	(3,082,880)
Acquisition of subsidiaries, net of cash acquired	-	(1,793,614)
Deposits paid for business acquisitions	-	(2,160,000)
Net cash used in investing activities	(1,046,308)	(9,341,708)

Cash flows from financing activities
Proceeds from issue of shares	20,867,386	18,275,728
Proceeds from exercise of warrants	506,693	1,423,690
Cash paid for the cancellation of fractional shares	(49,664)	-
Proceeds from borrowings	1,756,738	-
Repayment of borrowings	(1,937,096)	(840,762)
Payment of lease liabilities	(1,267,979)	(1,483,203)
Net cash generated from financing activities	19,876,078	17,375,453

Net decrease in cash and cash equivalents, and restricted cash	17,782,908	(5,794,047)
Effect of movements in exchange rates on cash	16,840	(519,523)
Cash and cash equivalents, and restricted cash at January 1,	8,230,644	15,853,811
Cash and cash equivalents, and restricted cash at June 30,	$26,030,392	$9,540,241

Non-cash investing and financing activities
Equity portion of purchase consideration paid for acquisition of subsidiaries	-	4,579,879
Equity portion of purchase consideration paid for acquisition of assets (Note 20)	1,848,000	-

Non-IFRS Financial Measures

To supplement our unaudited interim condensed consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in loss from operations and net loss. We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net loss before (i) finance costs, provision for income tax benefit, depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted net loss represents net loss before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense and allowance for, write off of withholding tax receivables, (iii) impairment of assets including trade and other receivables, inventories, fixed assets and goodwill.

Non-IFRS loss per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods. Non-IFRS diluted (loss) earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net loss to EBITDA and non-IFRS net loss for the periods indicated:

	For the six months ended June 30,
	2023	2022
Net loss – IFRS	$(13,849,433)	$(6,339,214)
Finance costs	584,897	410,861
Provision for income tax expense (benefit)	874,431	(320,183)
Depreciation and amortization expense	2,619,001	2,697,378
EBITDA	(9,771,104)	(3,551,158)
Stock based compensation	-	252,095
Provision for and write off of withholding taxes receivable	561,277	263,340
Provision for expected credit loss on trade and other receivables	869,519	-
Provision for obsolete inventories	3,090,282	-
Impairment loss on fixed assets	1,591,766	-
Impairment of goodwill	1,263,040	-
Adjusted net loss (Non-IFRS)	$(2,395,220)	$(3,035,723)
Non-IFRS loss per share
Loss per share attributable to equity holders of the Company
Basic and diluted	$(0.75)	$(3.45)

Weighted average number of shares used in computation:
Basic and diluted	3,174,282	880,618